                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*

    Toulantis     Marie       J.
   (Last)        (First)     (Middle)

    c/o barnesandnoble.com inc.
    76 Ninth Avenue, 11th Floor
   (Street)

    New York    New York     10011
   (City)      (State)      (Zip)

2. Date of Event Requiring Statement (Month/Day/Year)

   May 24, 1999

3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)



4. Issuer Name and Ticker or Trading Symbol

   barnesandnoble.com inc.              Trading Symbol = bnbn

5. Relationship of Reporting Person to Issuer (Check all applicable)

   / / Director                            / / 10% Owner
   /X/ Officer (give title below)          / / Other (specify below)

       Chief Financial Officer

6. If Amendment, Date of Original (Month/Day/Year)



7. Individual or Joint/Group Reporting (Check applicable line)

   /X/ Form filed by One Reporting Person
   / / Form filed by More than One Reporting Person

* If the Form is filed by more than one Reporting Person, see instruction
  5(b)(v).

            Table I -- Non-Derivative Securities Beneficially Owned

                                  2. Amount      3. Ownership
                                     of Secu-       Form:
                                     rities         Direct      4. Nature of
                                     Bene-          (D) or         Indirect
                                     ficially       Indirect       Beneficial
                                     Owned          (I)            Ownership
1. Title of Security                 (Instr. 4)     (Instr. 5)     (Instr. 5)
--------------------------------  -------------  -------------  ----------------





         Table II--Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

                                                2. Date Exercisable
                                                   and Expiration Date  3. Title and Amount of Securities Underlying Derivative
                                                   (Month/Day/Year)        Security (Instr. 4)
                                                ----------------------  -----------------------------------------------------------
                                                Date                                                                     Amount or
1. Title of Derivative                          Exercis-    Expiration                      Title                        Number of
   Security (Instr. 4)                          able        Date                                                          Shares
----------------------------------------------  ----------  ----------  ----------------------------------------------  -----------
Stock Option (right to buy)(1)                      (2)     5/14/09     Class A Common Stock                            900,000



                                                               5. Ownership
                                                                  Form of
                                                                  Derivative
                                                4. Conver-        Security:
                                                   sion or        Direct      6. Nature of
                                                   Exercise       (D) or          Indirect
                                                   Price of       Indirect        Beneficial
1. Title of Derivative                             Derivative     (I)             Ownership
   Security (Instr. 4)                             Security       (Instr. 5)      (Instr. 5)
----------------------------------------------  -------------  -------------  --------------
Stock Option (right to buy)(1)                       (3)             D




Explanation of Responses:

(1) These options constitute Replacement Options under and as defined in the Issuer's 1999 Incentive Plan. They will be issued and effective as of the date of the consummation of the Issuer's initial public offering of Class A Common Stock (the "IPO"). The options being replaced were originally issued on May 15, 1999.

(2) 225,000 of these options become exercisable on June 1, 1999, and 168,750 of these options become exercisable on February 1 of each of the years 2000 through 2003.

(3) The per share exercise price of these options is the per share IPO price.


    /s/ Marie J. Toulantis                       May 24, 1999
---------------------------------------    --------------------------
    **Signature of Reporting Person                   Date
    Marie J. Toulantis

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).